Exhibit 99.7

Change of Auditor Notice

TO:	Alberta Securities Commission

British Columbia Securities Commission
Ontario Securities Commission

Nova Scotia Securities Commission

On February 3, 2023, RSM Canada LLP, Chartered Professional Accountants, (“RSM”), resigned as auditors of Valour Inc. (the “Corporation”) on its own initiative. On the recommendation of the Audit Committee, the Board of Directors of the Corporation approved a proposal to engage the accounting firm of BF Borgers CPA PC (“Borgers”) as auditors for the Corporation for Fiscal 2022. The Corporation will ask that the shareholders of the Corporation ratify the appointment of Borgers at the next annual and special meeting of the shareholders of the Corporation, to be held in 2023.

RSM did not express any modified opinion in their auditor’s reports for the financial statements of the Corporation for the recently completed fiscal year, during which RSM was the Corporation’s auditor, or for any period subsequent thereto for which an audit report was issued and preceding the resignation of RSM.

The Corporation has requested RSM and Borgers to each furnish a letter addressed to the securities administrators in each province in which the Corporation is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities administrators will be filed with this notice.

It is the Corporation’s opinion that there have been no reportable events within the two most recently completed fiscal years or for any period subsequent thereto for which an audit report was issued.

DATED the 3rd day of February, 2023

VALOUR INC.

(Signed) “Olivier Roussy Newton”
Name:	Olivier Roussy Newton
Title:	Chief Executive Officer